KEY LINK ASSETS CORP.

216 South Jefferson, Suite LL1

Chicago, IL 60661

312-397-9300, Extension 204

October 23, 2013

VIA ELECTRONIC DELIVERY

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549

Re:

Key Link Assets Corp.

Registration Statement on Form S-1

Filed August 27, 2013

File Number 333-190836

Dear Ms. Ransom:

This letter is in response to your comment letter dated September 26, 2013 to me as CEO of Key Link Assets Corp. (the “Company”), regarding the Company’s Registration Statement on Form S-1 filed August 27, 2013. We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

General

1.

Your disclosure indicates that you are a development stage company that intends to engage in the business of acquiring grocery stores. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure throughout your registration statement to comply with Rule 419 under the Securities Act of 1933, as amended, in view of the following:

•

Your disclosure indicates that you are a development stage company issuing penny stock.

•

You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity.

•

You have no assets, except for $27 of cash.

•

You indicate that you are “still in the process of developing our business plan.”

Please revise the registration statement to ensure it complies with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company.

Response:

The Company does not fall within the definition of a blank check company as defined in Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 419(a)(2) of the Securities Act defines a blank check company as a company that:

(i)

is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii)

 is issuing “penny stock,” as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934.

The Company will be issuing penny stock and has made disclosures to that effect throughout the Registration Statement, and the Company is a development stage company.

However, the Company has a very specific business plan which is the acquisition of small- and medium-sized grocery stores in non-urban locales that are not directly served by large national supermarket chains. The Company cannot be characterized as a company without a specific business plan or a company whose business plan is to engage in a merger or acquisition with unidentified parties.

In order to be classified as a blank check company, a company must meet the criteria of both subparagraphs (i) and (ii) of Rule 419(a)(2). Because the Company is not a company without a specific business plan and is not a company whose business plan is to engage in a merger or acquisition with unidentified parties as provided by subparagraph (i), the Company cannot be categorized as a blank check company as defined in Rule 419(a)(2).

We have revised the disclosure in the registration to more accurately provide that we are “still in the process of refining our business plan.”

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports, if any, about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

Neither the Company nor anyone authorized on its behalf will present potential investors with written communications as defined in Rule 405 under the Securities Act in reliance of Section 5(d) of the Securities Act.

Likewise, no broker or dealer will publish or distribute research reports about us in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act.

3.

We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to The Future of Food Retailing and Food Marketing Institute, on page 15. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Response:

The sources cited in our prospectus are available from us for a nominal cost. We did not commission any of the referenced sources.

The source citations (copy attached with citations highlighted) provided in our prospectus are the following:

Attachment 1:

The Future of Food Retailing (Willard Bishop, June 2012) at page numbers provided in parentheses:

The U. S. retail market for groceries and consumables was approximately $1.07 trillion in 2011 (table, page 3).

Traditional supermarkets are defined as those offering a full line of groceries, meat and produce, with at least $2 million in annual sales, and no more than 15% of sales in general merchandise or health and beauty care. They typically carry anywhere from 15,000 to 60,000 SKUs, and may have a deli, bakery or pharmacy (page 7).

The average traditional supermarket in the U.S. is approximately 52,500 square feet in size, carries 45,600 stock-keeping units (“SKUs”) and generates $15 million in revenue each year (table, page 3).

In 2011, there were 26,345 traditional supermarkets in the U. S. (table, page 3).

Traditional supermarkets have struggled to recover from the recession and continue to lose market share as consumers search for lower prices in the interest of reducing spending, or shift shopping trips to limited-assortment stores (which offer a limited number of SKUs), supercenters, and wholesale clubs (page 1).

Traditional supermarket sales will contract at an annual rate of 1.4% through 2016, and market share will have dropped to 37.4% in 2016, from 40.1% in 2011 (page 4).

In 2011 traditional supermarkets saw a sales increase of 4.4% with a 1% decrease in the number of stores (page 1), and average weekly sales in 2011 were $298,199 (table, page 3).

Food inflation will average 3.2% between 2011 and 2016 (page 6) and traditional supermarkets will not keep pace, with their annual sales growth rate at -1.4% (table, p. 6).

Attachment 2:

Supermarket Facts, (Food Marketing Institute, Industry Overview 2011 - 2012) at page numbers provided in parentheses:

Total supermarket sales reached over $602 billion in 2012 (page 2).

Attachment 3:

The Food Retailing Industry Speaks (2011 Food Marketing Institute Annual State of the Industry Review) at page numbers provided in parentheses:

In 2011 93% of grocery stores offered prepared foods, 88% had floral departments, 81% carried ethnic foods and 80% carried natural and organic foods (table, page 20).

Private brand sales increased from 14.3% of total grocery sales in 2009 to 16.1% in 2011 (table, page 23).

The net earnings before taxes for the grocery industry in 2010 was 1.57% in 2010, essentially unchanged from the 1.62% posted in 2009 (page 36) and down substantially from the 2.6% margin posted in 2003 (table, page 36).

Attachment 4:

U. S. Grocery Shopper Trends 2012 Executive Summary (Food Marketing Institute) at page numbers provided in parentheses:

Consumers reported that what matters most to them when choosing a primary store, aside from convenience, are lower prices in general and lower prices on specific items (page 5).

52% of consumers use technology in grocery shopping, including online coupons, mobile technology to keep lists and find recipes and checking prices at various stores online (page 10).

4.

Please include the disclosure required by Item 502(b) of Regulation S-K.

Response:

We have included the disclosure required by Item 502(b) of Regulation S-K.

Prospectus Cover Page

5.

Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern and that you are a shell company.

Response:

We have inserted such disclosures.

6.

We note your disclosure that the selling stockholders will sell at a fixed price “until our shares are quoted on an electronic trading market.” Since you intend to seek quotation on the OTCBB, and since it is unclear which trading platforms are included in the phrase “electronic trading market,” please revise this language to indicate that the selling stockholders will sell at a fixed price until such time as your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. Please make a similar change to your disclosure on page 25 regarding quotation on the OTCBB “or another market.”

Response:

We have revised the disclosures as suggested.

Prospectus Summary, page 1

7.

We note your disclosure on page 2 that the selling stockholders will sell at a fixed price until an active trading market has developed and thereafter at prevailing market prices or privately negotiated prices. Please revise to indicate that the selling stockholders will sell at a fixed price until such time as your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. Please make similar changes on pages 12, 22 and 25 of your prospectus.

Response:

We have revised our disclosures with reference to quotation of our shares on the OTCBB.

Risk Factors, page 3

8.

Please delete the second and third sentences in the italicized introductory paragraph to the risk factor section of the prospectus. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Response:

We have deleted the specified sentences in the introductory paragraph of the risk factor section.

Industry Overview, page 14

9.

We note your statement related to third-party data that “[a]lthough we believe that publications and reports are reliable, we have not independently verified the data.” As you are responsible for the information that you choose to include in the prospectus, please revise your statement to remove any implication that you are not responsible for such information.

Response:

We have deleted implications that we are not responsible for the industry information cited in the prospectus.

Forward Looking Statements, page 16

10.

Please note that to be eligible to rely upon the safe harbor for forward looking statements provided by Section 27A of the Securities Act of 1933, as amended, an issuer must be subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act at the time such statements are made. As you are not yet subject to such reporting requirements, please revise your disclosure to remove any references to Section 27A of the Securities Act and the Private Securities Litigation Reform Act of 1995.

Response:

We have deleted reference to Section 27A of the Securities Act in the forward looking statements section.

Description of Business, page 18

11.

Please expand your disclosure to provide a more detailed discussion of the services and products that your grocery stores will provide. In this regard, we note your disclosure on page 10 referencing “[y]our restaurant operations.”

Response:

We have revised our disclosure to delete “restaurant” operations and insert “grocery store” operations.

Business Strategy, page 18

12.

We note your disclosure that you anticipate you will be able to achieve financial returns that “meet or exceed industry norms.” Please further discuss how your strategy of acquiring stores that are situated in less competitive locales will “exceed industry norms” with regards to financial returns.

Response:

We have added an explanation of our basis for the statement that the stores will be able to meet or exceed industry standards (which is because they will be under less pressure to heavily discount their prices since they are in less competitive locations).

13.

To enable investors to understand your business, please enhance your disclosure to define or describe in more detail the term “second tier managers” on page 19 and “network of finders” on page 20.

Response:

We have revised our disclosure to clarify these terms.

Proposed Milestones to Implement Business Operations, page 19

14.

We note your disclosure that you expect to complete your first acquisition in four to six months, an additional two to three acquisitions within nine months and a minimum of three additional acquisitions within twelve months after the effectiveness of your registration statement. In short, you indicate that you expect to acquire six to seven grocery stores within twelve months after effectiveness of your registration statement. It does not appear that you have included any amounts in your budgeted expenditures for the acquisition of these grocery stores. Accordingly, please revise your disclosure to ensure it is consistent with your budgeting plans regarding the minimum number of grocery stores you plan to open. If you have no such budgeting plans to open stores, then your discussion should not set forth a growth plan with no probable funding.

Response:

We have modified the Milestones disclosure to increase our prospective budget for the first year to $163,500. We have modified our projections to reduce the number of acquisitions during the first year to three and clarified that none of the acquisitions during the first year will be made with cash but will be made instead with a combination of deferred payments, loans and equity.

15.

We note your disclosure that your budget is based on minimum operations, which will be funded by a public or private offering of securities, commercial financing, loans from officers or directors or a combination of these means and that you have not yet made plans to conduct a securities offering. If true, you should revise your disclosure, here and throughout your prospectus where applicable, to also state that the funds necessary to achieve your proposed milestones and implement your business operations may not be available in amounts necessary or at all.

Response:

We have expanded our disclosure in this section and throughout the document to provide that funds necessary to achieve our proposed milestones and implement our business operations may not be available in amounts necessary or at all.

16.

Please discuss or cross-reference to the section of the prospectus that discussed the compensation package that will be offered as part of your recruiting efforts for experienced executive management. In this regard, we note  your disclosure that “[t]he ideal candidate will be willing to work for a compensation package heavily weighted with incentives based on individual performance and the performance of the Company as a whole,” on page 20.

Response:

We have provided clarification on the proposed compensation package that will be offered to a prospective Chief Operating Officer.

17.

Please discuss in further detail the milestones you need to complete in order to generate revenue. For example, please discuss how you intend to acquire inventory and the related estimated expense required to become operational. In this regard, we note your disclosure in the subsection titled “4 to 6 Months” that “[t]he Company expects to complete its initial acquisition during this period which is anticipated to begin to generate revenue.”

Response:

We have modified our disclosure to clarify that the Company expects to begin generating revenue upon completion of its first acquisition.

18.

Please disclose, if true, that you currently do not have any agreements with potential acquisition targets.

Response:

We have expanded our disclosure in this section and throughout the document to provide that we currently do not have any agreements with potential acquisition targets.

Pricing, page 21

19.

We note your disclosure that you will price “products at a fair value while projecting a competitive pricing image to customers.” Please further discuss how you plan to advertise your competitive pricing image while pricing your products at fair value. In this regard, we also note that your disclosure on page 21 appears to indicate that your marketing and advertising strategy will be focused on the “convenient shopping experience.”

Response:

We have clarified our disclosure to provide that the Company will be acquiring grocery stores in locales in which competition is minimal which will result in less pressure for heavily discounted pricing.

Procurement, page 21

20.

Please revise your disclosure to ensure consistency throughout your registration statement. We note your disclosure that “[t]he Company intends to centralize its purchasing operations and retain just one primary distributor” on page 22. However, we note your risk factor on page 8 that references “a limited number of suppliers” and “a few distribution companies.”

Response:

We intend to rely generally on a single primary distributor. However, we may purchase specialty items from other vendors if those items are not available from our primary distributor. We revised our disclosure accordingly.

Information Technology, page 22

21.

We note your disclosure that distributors often provide at no charge the operations and accounting software package. Please further discuss any costs that your company will have to incur to maintain and update the software packages.

Response:

Distributors who provide the operations and accounting software will also supply software updates. The Company will purchase the computer equipment on which the software runs. We have revised our disclosure to make that clarification.

Determination of Offering Price, page 22

22.

Please revise your disclosure to ensure consistency throughout your registration statement related to the determination of the offering price. In this regard, we note disclosure throughout your prospectus that the offering price has been determined “arbitrarily” by you, however you also include disclosure that the offering price was based on the price of shares sold to your shareholders in a private offering.

Response:

We have revised the Registration Statement to provide that the offering price was determined based on the price of shares of our common stock sold to our shareholders in a private offering.

Management’s Discussion & Analysis, page 32

Liquidity and Capital Resources, page 32

23.

Please revise the disclosed total amount of projected financial requirements for the next 12 months. In this regard, we note your disclosure that “[y]our projected financial requirements for the next 12 months are $35,000” and it appears to not reconcile with the costs disclosed on page 20 that total $36,000.

Response:

We have revised the Registration Statement to increase our projected financial requirements for the next 12 months to $163,500.

24.

We note your disclosure on page 32 that you expect to finance your operating costs over the next twelve months with existing cash on hand, loans and/or the proceeds from a securities offering. You also disclose that your projected financial requirements for the next 12 months are $35,000. You finally disclose on page 26 that anticipated expenses of the offering are “$30,000. Your balance sheet at June 30, 2013 reflects cash of $27 and accounts payable of $34,541. Note 5 on page F-16 indicates your President agreed to provide you with a non-interest bearing, unsecured loan of up to $50,000 following the closing of the Offering. It is unclear how your minimal amount of cash and an anticipated $50,000 loan from your President will be sufficient to fund your offering costs, service your accounts payable and fund your planned expenditures for the next 12 months. Please revise your disclosure in Management’s Discussion and Analysis to provide a more focused discussion of your viable plan to continue in business as a going concern for the twelve months succeeding the anticipated effective date of the offering. Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

Response:

We have revised our disclosure to provide a more focused explanation of how the Company intends to meet its working capital requirements over the next 12 months. We have added disclosure providing that we will reduce expenses at any time during our first year of operation when we have insufficient funding to support operations.

25.

Please tell us and clearly disclose whether the $50,000 Mr. Clark has agreed to lend you is supporting by a binding written commitment. If not, please indicate. If a binding commitment exists, please consider whether any disclosure should be provided in the financial statements. Please also tell us whether Mr. Clark presently has adequate financial resources to fund such a loan.

Response:

We have determined that my proposal to loan $50,000 to the Company does not rise to the level of a binding obligation on which the Company may rely. We have, therefore, deleted reference to such “commitment.”

Directors and Officers, page 33

26.

Please revise the biographical information for Messrs. Clark and Kamin to indicate the dates on which their employment and directorships with the company began. Please also revise to clarify their employment experience during the last five years by including the beginning and ending dates at their places of employment and in their relevant employment positions. Please supplementally confirm that Mr. Clark is no longer employed at Bella Development Group, Inc. or revise his biography accordingly.

Response:

We have revised the Registration Statement to provide employment dates as requested.

Certain Relationships and Related Transactions, page 38

27.

Please name the shareholders that engaged in the related party transactions referenced in the first paragraph of this section. In this regard, we note your disclosure that “an aggregate of 14,112,250 shares of the Company’s common stock were issued to founders in connection with the organization of the Company. See Item 404(a) of Regulation S-K.

Response:

We have revised the disclosure to identify the founders and their subsequent transfers which will also serve to clarify the ownership interests presented in the beneficial ownership table which is the subject of Comment 30 below.

28.

Please file as an exhibit your agreement with Mr. Clark regarding the non-interest bearing unsecured loan he has agreed to provide to the company. In this regard, we note your disclosure that “Mr. Clark has agreed to provide a non-interest bearing unsecured loan to the company of up to $50,000 following the closing of the Offering.” Please refer to Item 601(b)(10) of Regulation S-K. If this agreement is not evidenced in writing, please disclose that it is a verbal agreement and, if true, that Mr. Clark may determine not to lend the money to the company.

Response:

As discussed above, my proposal to loan $50,000 to the Company does not rise to the level of a binding commitment. We have, therefore, deleted reference to it in the Registration Statement

29.

We note your disclosure that Mr. Clark provided your company loans during 2013. If such loans are evidenced in writing, please file the loan agreements as exhibits.

Response:

The four loans from Mr. Clark to the Company are evidenced by Notes Payable which have been inserted as Exhibits 10.2, 10.3, 10.4 and 10.5.

Security Ownership of Certain Beneficial Owners and Management, page 38

30.

We note you disclose in the first paragraph on page 36 that on May 13, 2010 you issued 4,233,675 shares to Mr. Clark and 5,644,900 shares to Mr. Kamin. We also note your disclosure in Note 3 on page F-9 that on that date you issued 14,112,250 shares to three founders of the company. Please reconcile these disclosure to the information presented in the table of significant shareholders at the top of page 39 which appears to show that five shareholders own 14,112,250 shares. If Mr. Dunkel and Mr. Petersen are founders of the company, please disclose this. If not, please disclose when and how they acquired their shares or otherwise make it apparent how the disclosure in Note 3 is consistent with similar disclosure in the above-referenced table.

Response:

The revised disclosure in “Certain Relationships and Related Transactions” now provides the names of the three founders to whom 14,112,250 shares were issued. That section further discloses that the founders made private transfers to Glenn Petersen and Christopher J. Dunkel which supports the ownership interests as presented in the beneficial ownership table.

Exhibit 5.1

31.

Please have counsel revise the opinion to consent to being named in the registration statement. Please refer to Section IV of Staff legal Bulletin No. 19.

Response:

The opinion of counsel has been revised to provide consent to being named in the Registration Statement.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated September 26, 2013.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Shawn P. Clark

Shawn P. Clark

Chief Executive Officer

Attachment 1

The Future of Food Retailing (Willard Bishop, June 2012)

See PDF counterpart filed herewith

Attachment 2

Supermarket Facts, (Food Marketing Institute, Industry Overview 2011 - 2012)

See PDF counterpart filed herewith

Attachment 3

The Food Retailing Industry Speaks (2011 Food Marketing Institute Annual State of the Industry Review)

See PDF counterpart filed herewith

Attachment 4

U. S. Grocery Shopper Trends 2012 Executive Summary (Food Marketing Institute)

See PDF counterpart filed herewith